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                               Kane Kessler, P.C.
                           1350 Avenue of the Americas
                            New York, New York 10019



                                 (212) 519-5125
                            ahaigian@kanekessler.com

                                  April 9, 2002



Sharon L. McBrayer, Esq.
Womble Carlyle Sandridge & Rice
One Atlanta Center
1201 West Peachtree Street, Suite 3500
Atlanta, Georgia 30309

        Re:     Clarus Corporation
                ------------------

Dear Ms. McBrayer:

        We are in receipt of your letter of April 5, 2002, and have forwarded it to Mr. Kanders. Please be advised that Mr. Kanders welcomes the opportunity to meet with Clarus' Chairman of the Board and Chief Executive Officer and the independent members of the Board of Directors.

        Mr. Kanders' agenda is simple. He is looking to reverse Clarus' trend of quarter upon quarter of disappointing results and loss of significant shareholder value. To that end, he and his nominees to Clarus' Board are prepared to explore all viable alternatives to put an end to Clarus' erosion in shareholder value. Each of Mr. Kanders and his proposed nominees to Clarus' Board (each of whose nominations were provided to Clarus in Mr. Kanders' initial letter of March 20, 2002, which was submitted in a timely fashion in accordance with Clarus' bylaws for inclusion in this year's annual meeting of shareholders) is prepared to provide Clarus with a statement agreeing to be named in Clarus' proxy statement and to serve on Clarus' Board if elected by the shareholders.

        Mr. Kanders' and his nominees' record of running public companies and multiplying shareholder value is self-evident, and he is prepared to discuss their respective qualifications. We appreciate your reminder of Mr. Kanders' obligations under the federal securities laws. Please be assured that Mr. Kanders, through his own experience and with the advice of counsel, including special Delaware counsel, will fully comply with his legal obligations.

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Sharon L. McBrayer, Esq.
April 9, 2002
Page 2


        Please call me to schedule a meeting between Mr. Kanders and the Clarus representatives identified above. You should be aware of Mr. Kanders' resolve in putting forth his own slate of directors for nomination if Clarus does not include his nominees for election at this year's annual meeting of shareholders, together with any other proposals they may deem appropriate under the circumstances. Similarly, any attempt by Clarus to increase the size of its Board or to otherwise circumvent the nomination of Mr. Kanders and his colleagues will be viewed as not being in the best interests of the shareholders, and Mr. Kanders reserves the right to, among other things, name additional nominees in such event.

        A prompt meeting of Mr. Kanders and the named Clarus representatives is therefore urged and, in Mr. Kanders' view, in the best interests of all shareholders.

        I look forward to hearing from you.

                                           Very truly yours,

                                           /s/ Aris Haigian

AH:nc
cc: Mr. Warren B. Kanders
    Robert L. Lawrence, Esq.
    C. Stephen Bigler, Esq.